EXHIBIT 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of Geron Corporation for the registration of debt securities, common stock, preferred stock and warrants to purchase debt securities, common stock or preferred stock and to the incorporation by reference therein of our reports dated February 27, 2006, with respect to the consolidated financial statements of Geron Corporation, Geron Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Geron Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

                                                  /s/ Ernst & Young LLP

Palo Alto, California
July 31, 2006